UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,497,720 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,497,720 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,720 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,596,455 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,596,455 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,596,455 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,596,455 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,596,455 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,596,455 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 12.0%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,497,720 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,497,720 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,720 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,497,720 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,497,720 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,720 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,497,720 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,497,720 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,720 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 14.4%(1)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019 and by Amendment No. 5 filed on March 12, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between March 11, 2019 and March 13, 2019, Beachhead made open market purchases of an aggregate of 245,536 Ordinary Shares for an aggregate consideration of $21,036,049.65 (excluding brokerage commissions), pursuant to the Rule 10b5-1 Plan using funds from capital contributions from its shareholders.

1	On March 11, 2019, Beachhead purchased 71,106 Ordinary Shares at an average price of $85.1526 per share in open market purchases pursuant to the Rule 10b5-1 Plan.
2	On March 12, 2019, Beachhead purchased 82,323 Ordinary Shares at an average price of $85.5921 per share in open market purchases pursuant to the Rule 10b5-1 Plan.
3	On March 13, 2019, Beachhead purchased 92,107 Ordinary Shares at an average price of $86.1497 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

Beachhead, together with PW Medtech Group Limited (“PWM”), Parfield International Ltd. (“Parfield”), CITIC Capital China Partners IV, L.P. (“CITIC Capital”), HH Sum-XXII Holdings Limited (“Hillhouse”) and V-Sciences Investments Pte Ltd (“Temasek,” together with Beachhead, PWM, Parfield, CITIC Capital and Hillhouse, each, an “Initial Consortium Member,” and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined below) in accordance with the terms thereof (the “Additional Parties”), collectively, the “Buyer Consortium”) anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4 below), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4 below) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the “Rollover Securities”). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In connection with the submission of the Proposal by the Buyer Consortium and the Transaction, on September 18, 2019, the Board granted to Beachhead, PWM, CITIC Capital and HH China Bio Holdings LLC (an affiliate of Hillhouse) a waiver from complying with certain restrictions as agreed under the investor rights agreements entered into by each of such persons and the Issuer, respectively, solely for the purpose of the Proposal and the Transaction and for a period from the effectiveness of such waiver to the earlier of (i) 12 months therefrom, and (ii) the entry into the definitive agreement for the Transaction as recommended by the Special Committee (as defined below) and approved by the Board. The Board has also determined that each member of the Buyer Consortium shall be an “exempt person” under the Issuer’s currently effective preferred shares rights agreement.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the “Consortium Agreement”), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below), (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith, and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the “Proposal”) to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type. The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the “Special Committee”) comprised of independent and disinterested directors and that the Special Committee will consider the Proposal and make a recommendation to the Board.

On September 18, 2019, Beachhead entered into a share purchase agreement (the “PWM SPA”) with PWM, pursuant to, and subject to the terms and conditions of, which PWM shall sell to Beachhead, and Beachhead shall purchase from PWM, 1,000,000 Ordinary Shares (the “PWM Sale Shares”) at the per share purchase price of $101.00 (the “PWM Purchase Price”). In the event that (i) the Transaction is consummated and (ii) the per share price set forth in the definitive agreement for the Transaction (the “Buyer Consortium Take-Private Consideration”) is greater than the PWM Purchase Price, Beachhead shall pay PWM an amount equal to the product of (i) the number the PWM Sale Shares multiplied by (ii) the excess of (A) the Buyer Consortium Take-Private Consideration over (B) the PWM Purchase Price. In addition, in the event that (i) the definitive agreement for the Transaction is executed but subsequently terminated, (ii) the Buyer Consortium Take-Private Consideration is greater than the PWM Purchase Price and (iii) another take-private transaction involving the Company other than the Transaction is consummated within 12 months from such termination and none of the Ordinary Shares held by Beachhead is rolled over in such transaction, Beachhead shall pay PWM an amount equal to the product of (i) the number of the PWM Sale Shares multiplied by (ii) the excess of (A) the Buyer Consortium Take-Private Consideration (although not consummated) over (B) the PWM Purchase Price. Neither PWM nor Beachhead may assign their rights or obligations under the PWM SPA without prior written consent of the other party, except that Beachhead may assign its rights and obligations thereunder to its affiliates without prior written consent of PWM.

On September 18, 2019, Beachhead entered into a share purchase agreement (the “Parfield SPA”) with Parfield and Amplewood Resources Ltd. (“Amplewood”), pursuant to, and subject to the terms and conditions of, which Parfield and/or Amplewood shall sell to Beachhead, and Beachhead shall purchase from Parfield and/or Amplewood, up to 700,000 Ordinary Shares (the “Parfield Sale Shares”) at the per share purchase price of $101.00 (the “Parfield Purchase Price”). In the event that (i) the Transaction is consummated and (ii) the Buyer Consortium Take-Private Consideration is greater than the Parfield Purchase Price, Beachhead shall pay Parfield and/or Amplewood an amount equal to the product of (i) the number of the Parfield Sale Shares multiplied by (ii) the excess of (A) the Buyer Consortium Take-Private Consideration over (B) the Parfield Purchase Price. In addition, in the event that the Transaction is not consummated, Parfield and/or Amplewood shall purchase from Beachhead, and Beachhead shall re-sell back to Parfield and/or Amplewood, the Parfield Sale Shares for the same aggregate Parfield Purchase Price. None of Parfield, Amplewood and Beachhead may assign their rights or obligations under the Parfield SPA without prior written consent of the other parties, except that Beachhead may assign its rights and obligations thereunder to its affiliates without prior written consent of Parfield or Amplewood.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the NASDAQ Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Amendment No. 6 are qualified in their entirety by reference to the Consortium Agreement, the Proposal, the PWM SPA and the Parfield SPA, copies of which are attached hereto as Exhibits 1, 2, 3 and 4 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	5,497,720	5,497,720	5,497,720	5,497,720	14.4%
CCP 2018(1)	0	4,596,455	4,596,455	4,596,455	12.0%
Centurium GP(1))	0	4,596,455	4,596,455	4,596,455	12.0%
CCCI 2018(1)	0	901,265	901,265	901,265	2.4%
Centurium SLP-B(1)	0	901,265	901,265	901,265	2.4%
Centurium GP Holdco(1)	0	5,497,720	5,497,720	5,497,720	14.4%
Centurium TopCo(1)	0	5,497,720	5,497,720	5,497,720	14.4%
Mr. Hui Li (1)	0	5,497,720	5,497,720	5,497,720	14.4%

(1)	Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead.

(2)	Percentage calculated based on 38,263,787 Ordinary Shares issued and outstanding as of June 30, 2019 as reported by the Issuer’s Form 6-K filed on August 5, 2019.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No. 6 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 16,677,231 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 6.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Consortium Agreement, the Proposal, the PWM SPA and the Parfield SPA under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Consortium Agreement dated September 18, 2019 by among the Initial Consortium Members

Exhibit 2 Proposal from the Buyer Consortium to the Board dated September 18, 2019 (incorporated by reference to Annex A of Exhibit 99.1 of the Form 6-K furnished to the SEC by the Issuer on September 19, 2019)

Exhibit 3 Share Purchase Agreement dated September 18, 2019 by and between Beachhead and PWM

Exhibit 4 Share Purchase Agreement dated September 18, 2019 by and among Beachhead, Parfield and Amplewood

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2019

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li